Exhibit 99.1

News Release

USAA Signs Long Term Lease in Dallas With
Brookfield Real Estate Opportunities Fund

TORONTO, January 12, 2011 – Brookfield Asset Management Inc. (NYSE/TSX: BAM; Euronext: BAMA) (“Brookfield”) announced today its Real Estate Opportunity Fund (‘the Fund”) signed a long term lease with insurance provider USAA in the Fund’s newly acquired office building at Two Addison Circle in Dallas, Texas.

USAA is the first major tenant in Two Addison Circle, a building that was vacant when acquired by the Fund from a lender in August 2010. USAA leased a total of 73,000 square feet of space in the building.

“We are pleased to welcome USAA to a Brookfield building and excited with the progress we have made in expanding our client base and creating value in our portfolio,” said David Arthur, the Fund’s President and Managing Partner.

Brookfield has strong relationships and market knowledge in Dallas through the approximately 3.5 million square feet of real estate it has acquired in the area. The Fund acquired Two Addison Circle at an attractive price representing approximately half the building’s replacement value. Two Addison Circle is a newly constructed, approximately 200,000 square foot Class A office building with structured parking.

USAA provides insurance, banking, investment and retirement products and services to 7.8 million members of the U.S. military and their families.

In leasing Two Addison, the Fund used Capstar Commercial Real Estate Services (Johnny Johnson & Rodney Helm).

Brookfield Asset Management Inc., focused on property, renewable power and infrastructure assets, has over $100 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and on NYSE Euronext under the symbol BAMA. For more information, please visit our website at www.brookfield.com.

About Brookfield Real Estate Opportunity Fund
Brookfield Real Estate Opportunity Fund, established by Brookfield Asset Management Inc., invests opportunistically in underperforming real estate in North America, including commercial office, industrial and mixed-use properties. Since its inception, the Fund has acquired over 22 million square feet of properties, mostly in the United States.

1 |  Brookfield Asset Management Inc.

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For more information, please visit our web site at www.brookfield.com

Media	Investor Relations
Andrew Willis SVP, Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Katherine Vyse SVP, Investor Relations and Communication Tel: (416) 369-8246 Fax: (416) 363-2856 Email: kvyse@brookfield.com

2 |  Brookfield Asset Management Inc.